松井証券
ネットストック

August 20, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03029522

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Report as to Acquisition of Large Proportion of Shares
2. Public Notice of Settlement of Accounts for the 87th Fiscal Year
3. Extraordinary Report
4. Amendment Report to the Extraordinary Report

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

Matsui Securities Co., Ltd.

By [signature]
Name: Hirohito IMADA
Title: General Manager,
Finance Department

File No. 82-5215

(Summary Translation)

Report as to Acquisition of Large Proportion of Shares

Matsui Securities Co., Ltd.
1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On May 29, 2003

(On May 27, 2003 Matsui securities became the holder of over 5% shares of other company, which required the filing of this report within 5 business days)

1. Details of Shares acquired

Issuer's name: Japan Future Information Technology and Systems Co., Ltd

Stock exchanges listed: OTC market of Japan Securities Dealers Association (Code: 4836)

Address of holders' headquarters:

3-2-1, Kinshicho, Sumida-ku, Tokyo, Japan

2. Holder of the shares

Holder's name: Matsui Securities Co., Ltd

Representative person of the holder:

Michio Matsui, President, Chief Executive Officer and Representative Director

Holder's business Securities brokerage

Address of holders' headquarters:

1-20-7 Nihombashi, Chuo-ku, Tokyo, Japan

3. Purpose of acquisition

Reinforcement of business relationship

4. Percentage of shares owned by the holder to the total number of shares outstanding

The holder owns 1,654 shares, which is 5.02% of total 32,970 shares outstanding.

(Note: Total number of shares is the one as of December 6, 2002)

5 Acquisitions and sell-offs of shares in the last 60 days

	Category of equity	Quantity	Acquisitions / Sell-off
May 14, 2003	Stock	1	Acquisition
May 16, 2003	Stocks	2	Acquisition
May 21, 2003	Stocks	4	Acquisition
May 22, 2003	Stocks	4	Acquisition
May 23, 2003	Stocks	2	Acquisition
May 27, 2003	Stocks	8	Acquisition

6. Significant contracts like hypothecate for the acquired shares

None

7. Financial sources for the acquisition

The capital used for the acquisition is 545,996 thousand Yen, all of which are out of the holder's own fund.

File No. 82-5215

June 23, 2003

Public Notice of Settlement of Accounts for the 87th Fiscal Year

Balance Sheet

As of March 31, 2003

(Thousands of Yen)

Assets	
Account Item	Amount
Current Assets	**165,342,081**
Cash and cash deposits	4,887,092
Cash segregated as deposits	77,801,000
Trading assets	760
Margin account assets:	78,342,927
Loans receivable from customers	72,777,237
Cash deposits as collateral for securities borrowed from securities finance companies	5,565,690
Receivables from customers and others:	235,897
Receivables from customers	235,889
Others	7
Short-term guarantee deposits	2,998,672
Advance payments	19,866
Prepaid expenses	102,694
Other accounts receivables	41,513
Accrued income	774,749
Deferred income taxes	187,574
Other current assets	271,972
Allowance for doubtful accounts	(322,639)
Fixed Assets	**4,515,249**
Tangible fixed assets:	509,271
Buildings	276,155
Equipment and instruments	227,004
Land	6,111
Intangible assets:	2,164,664
Software costs	2,109,365
Telephone rights	19,863
Others	35,435
Investments and others:	1,841,313
Investment securities	665,005
Investment in a subsidiary company	450,000
Investment in partnership	2,720
Long-term loans receivable	50,116
Long-term loans receivable from employees	140
Long-term guarantee deposits	21,562
Long-term prepaid expenses	6,590
Deferred income taxes	565,339
Others	129,956
Allowance for doubtful accounts	(50,116)
Total Assets	**169,857,330**

(Thousands of Yen)

Liabilities	
Account item	Amount
Current Liabilities	**135,841,702**
Net payables arising from pre-settlement date trades	760
Margin account liabilities:	40,213,379
Loans from securities finance companies	20,041,895
Proceeds of securities sold on customers' accounts	20,171,484
Payables on collateralized securities transactions:	4,863,676
Cash deposits as collateral for securities loaned	4,863,676
Deposits received:	35,256,221
Deposits received from customers	35,147,814
Others	108,406
Guarantee money received	47,742,566
Short-term borrowings	6,693,500
Deferred revenue	51,605
Accounts payable	310,721
Accrued expenses	476,445
Accrued income taxes	135,167
Accrued bonuses	97,658
Fixed Liabilities	**1,274,907**
Bond	500,000
Long-term borrowings	484,000
Installment purchase obligation	290,907
Statutory reserves	**753,308**
Reserve for securities transactions	753,308
Total Liabilities	**137,869,918**
Shareholders' Equity	
Common stock	**11,404,715**
Capital Surplus	**9,254,257**
Additional paid-in capital	9,254,257
Earned Surplus	**11,471,037**
Earned surplus reserves	158,550
Voluntary reserves	4,250,000
Special reserve	4,250,000
Unappropriated retained earnings	7,062,487
(Including net income for the current period)	(1,477,854)
Net unrealized gains on investments	**(140,300)**
Treasury stock	**(2,297)**
Total Shareholders' Equity	**31,987,412**
Total Liabilities and Shareholders' Equity	**169,857,330**

The Statement of Income

(For the year ended March 31, 2003)

(Thousands of Yen)

Account item	Amount	
Operating revenue		**13,425,283**
Commissions	10,239,515	
Net gain on trading	(38,641)	
Interest and dividend income	3,224,409	
Interest expenses		**1,273,937**
Net operating revenues		**12,151,346**
Selling, general and administrative expenses		**8,624,373**
Operating income		**3,526,972**
Non-operating income		**12,844**
Non-operating expenses		**34,947**
Ordinary income		**3,504,869**
Special profits		**162,330**
Gain on sales of fixed assets	1,459	
Income from insurance policy	160,871	
Special losses		**995,132**
Loss on sales and disposals of property and equipment	39,720	
Provision for statutory reserves	264,822	
Loss on cancellation of lease contracts	6,320	
Retirement bonus for Company's executives	290,907	
Devaluation loss on corporate golf membership and resort membership	5,540	
Special contributions to welfare pension plan	364,305	
Expenses for the Company's deceased counselor	23,516	
Income before income taxes		**2,672,068**
Income taxes – Current	1,147,949	
Income taxes – Deferred	46,264	**1,194,214**
Net income		**1,477,854**
Unappropriated retained earnings at the beginning of period		**5,584,633**
Unappropriated retained earnings at the end of period		**7,062,487**

Notes

The accompanying financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of Internal Accounting Standards.

The financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The statement of balance sheet and the statement of income of the Company are prepared in accordance with "The Implementing Restrictions of Commercial Code (Department of Justice Ordinance No.22, 2002), "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No.32, 1998) and "Uniform Accounting Standards of Securities Companies" (set by the board of directors of Japan Securities Dealers' Association, November 14, 1974).

Amounts presented are rounded down to the nearest thousands.

【Significant accounting policies】

1. Valuation of securities and derivatives
   (1) Securities and derivatives classified in trading assets:
   Securities and derivatives classified in trading assets are valued at fair value.
   (2) Securities not classified in trading assets
   ① Investment in a subsidiary company
   Investment in a subsidiary company is stated at cost determined on a moving average method.
   ② Other securities
   Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.
2. Depreciation of fixed assets
   (1) Tangible fixed assets
   The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.
   (2) Intangible fixed assets
   Software for in-house use is depreciated under straight-line method based on internal estimated useful life (5 years or less). Intangible

assets other than software are depreciated by straight-line method.

3. Accounting policies for provisions

(1) Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts for an amount specifically assessed plus an amount computed based on historical loss experience.

(2) Accrued bonuses

Estimated amount of employees' bonuses is accrued.

4. Reserve for Securities Transactions

For the possible customer losses by default of a securities company on securities transactions the Company provides Reserve for Securities Transactions based on the article 51 of the Securities Exchange Law and the article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."

5. Accounting for lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

6. Accounting of consumption taxes

National and local consumption taxes are separately recorded.

【Notes to the balance sheet】

1. Accumulated depreciation deducted from tangible fixed assets:

300,544 thousand yen

2. Besides the fixed assets accounted for on the balance sheet, the Company has computers and server systems obtained under non-capitalized finance leases.

3. Assets collateralized

The Company is offering following assets as collateral to the short-term and long-term liabilities:

Investment securities:	140,998 thousand yen
Tangible fixed assets	88,893 thousand yen

Besides the assets above, the securities bought by customers using the money loaned from the Company's own fund, of which fair value amounted to 557,504 thousand yen are collateralized for the short-term borrowings, 11,600 thousand yen for the long-term borrowings, 1,549,020 thousand yen for the loans from securities finance companies, 174,282 thousand yen for the securities borrowed from securities finance companies in a general margin transactions, respectively. 14,359,757 thousand yen of the guarantee securities received from customers are collateralized for the loans from securities finance companies.

4. Fair values of securities received and deposited are as follows (excluding those listed in the previous note):

(1) Securities deposited (thousands of yen)

① Securities lent for customers' short position of margin trading 21,338,790

② Collateralized securities for the loans from

securities companies 19,443,445
③ Securities loaned for consumption 4,902,184
④ Long-term guarantee securities deposited 1,107,835

(2) Securities received (thousands of yen)

① Securities received for customers' long position of margin trading 64,716,249
② Collateralized securities for borrowing securities from securities finance companies 5,446,690
③ Securities borrowed and deposited from customers 92,523,629

5. Bond is subordinated bond under the article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).
6. Outstanding new share purchase rights

Shares to be issued	Number of outstanding shares to be issued	Price of issuance	Issuing period
Common stock	222,041 shares	110 Yen	From February 1, 2003 To January 31, 2006
Common Stock	1,002,020 shares	131 Yen	From December 1, 2003 To January 31, 2007
Common Stock	394,500 shares	1,676 Yen	From July 15 2005 To July 14 2010

7. Net income per share: 16.86 Yen
8. Accounts receivable/ payable from/ to a subsidiary company
   (1) Short-term receivable 1,214 thousand Yen
   (2) Short-term payable 492 thousand Yen

【Notes to the statement of income】

1. Trading with a subsidiary company
   Selling, general and administrative expenses: 129,576 thousand Yen
   Non-operating expenses 9,098 thousand Yen
2. The Company accounted for retirement benefits for the Company's executives as special loss in response to the settlement of the retirement benefit plan on April 1, 2002. The amount of this benefit, which totaled 290,907 thousand yen, is calculated based on the internal regulation for the retirement benefit for the executives.
3 The Company had been participation in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. According to the withdrawal from the Fund dated July 31, 2002, the Company accounts for the special contribution of 364,305 million Yen as a special loss.

File No. 82-5215

(Summary translation)

Extraordinary Report

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On July 3, 2003

1 Reason to File Extraordinary Report

The Company files this document to report the resolution of the general shareholders' meetings held on June 22, 2003 to allocate new share purchase rights for 403,000 or less of the Company's shares to its directors and employees base on the Article 280-20 and 280-21 of Commercial Code.

2 Details of the Stock Options

- Title: Matsui Securities Co., Ltd. New Share Purchase Rights
- Number of rights to be issued: 4,030 or less *1
- Price of rights: Free of charge
- Total amount of money to be paid in: Undetermined
- Types and number of shares for which the rights are granted:
  403,000 or less of the Company's common stocks *2
- Amount of money per share to be paid in:
  Undetermined *3
- Exercise period: From July 15 2005 to July 14 2008
- Details of conditions of exercise: *Translation omitted.*
- Amount, to be capitalized as common stock, out of the issue price of the shares:
  Undetermined.
  :To be calculated as half of the total amount of money to be paid in (Rounded up to the nearest yen in calculation).
- Assignment of rights: Assignment of rights need approval by the board of directors.
- Persons to be granted rights: Directors and employees of the Company (The number of directors and employees are undetermined.)
- Details of agreement between the Company and the persons to be granted rights.
  Translation omitted.

Note *1: One right is for 100 shares. The number of shares per right will be adjusted to reflect stock splits, stock merges and the Company's merger and consolidation.

Note *2: Number of shares will be adjusted to reflect stock splits, stock merges and the company's merger and consolidation.

Note *3: Payment per share is determined as 1.03 times as average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount.

The price of shares will be adjusted to reflect stock splits, stock merges, issuance of new shares under market price, sales of treasury stock under market price and the Company's merger and consolidation.

File No. 82-5215

(Summary translation)

Amendment Report To The Extraordinary Report

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed to the Director of the Kanto Local Finance Bureau

On July 10, 2003

1 Reason to file Amendment Report

The Company files this document to report details of stock options granted to the Company's directors and employees according to the resolution of the board of directors held on July 9, 2003. These details had been described as "undetermined" in the Extraordinary Report filed on July 3, 2003 on the resolution of general shareholders' meetings held on June 22, 2003 to grant the stock options.

2 Newly Settled Details

- Total amount of money to be paid in: 668,980,000 Yen
- Amount of money per share to be paid in: 1,660 Yen
- Amount, to be capitalized as common stock, out of the issue price of the shares: 830 Yen
- Persons to be granted rights: 10 directors and 69 employees